Exhibit 99.1

AMERICAS GOLD AND SILVER ANNOUNCES UPSIZE OF PREVIOUSLY ANNOUNCED BOUGHT DEAL FINANCING TO C$30.0 MILLION

TORONTO, ONTARIO — January 15, 2021 — Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (the “Company”), a growing North American precious metals producer, is pleased to announce that in connection with its previously announced bought deal public offering of common shares, the Company and a syndicate of underwriters (the “Underwriters”) led by Desjardins Capital Markets, have agreed to increase the size of its previously announced offering from C$25.0 million to C$30.0 million. Pursuant to the amended terms, the Underwriters have agreed to purchase, on a bought deal basis, 9,063,500 common shares of the Company (“Shares”) at a price of C$3.31 per Share (the “Offering Price”) for aggregate gross proceeds to the Company of C$30.0 million (the “Offering”).

The Underwriters have been granted an option (the “Over‐Allotment Option”), exercisable in whole or in part, at any time within 30 days following and including the closing of the Offering, to purchase from the Company up to an additional 15% of the Shares offered under the Offering at the Offering Price for market stabilization purposes and to cover over‐allotments, if any.

The proceeds from the sale of the Shares will be used for the exploration, development and/or improvement of the Company’s existing mine properties and for working capital and general corporate purposes.

The Offering is scheduled to close on or about January 29, 2021 and is subject to a number of conditions, including receipt of all necessary securities regulatory approvals and the approval of the Toronto Stock Exchange and the NYSE American LLC.

The Offering is being made pursuant to a short form prospectus to be filed in all the provinces of Canada excluding Quebec.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities to be offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or under any U.S. state securities laws, and may not be offered, sold, directly or indirectly, or delivered within the “United States” or to, or for the account or benefit of, persons in the “United States” or “U.S. persons” (as such terms are defined in Regulation S under the U.S. Securities Act) except in certain transactions exempt from the registration requirements of the U.S. Securities Act and all applicable U.S. state securities laws. This release does not constitute an offer to sell or a solicitation of an offer to buy such securities in the United States, Canada or in any other jurisdiction where such offer, solicitation or sale is unlawful.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company’s newest asset, the Relief Canyon mine in Nevada, USA, has poured first gold and achieved commercial production, and is expected to ramp up to full production by mid-2021. The Company also owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA and owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

For more information:

Stefan Axell	Darren Blasutti
VP, Corporate Development & Communications	President and CEO
Americas Gold and Silver Corporation	Americas Gold and Silver Corporation
416-874-1708	416‐848‐9503

Cautionary Statement on Forward-Looking Information:

This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"), which reflects management's expectations regarding the Company's future growth and business prospects and opportunities. Forward-looking statements include, without limitation, all disclosure regarding the Offering, including the closing of the Offering and receipt of all necessary regulatory and stock exchange approvals, the anticipated use of proceeds of the Offering, and possible events, conditions or results of operations, future economic conditions expectations and anticipated courses of action. Although the forward-looking statements contained in this press release reflect management's current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, such forward-looking statements are based upon assumptions, opinions and analysis that management believes to be reasonable and relevant but that may prove to be incorrect. The Company cautions you not to place undue reliance upon any such forward-looking statements.

The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, state of the financial markets, changes in the worldwide price of gold and other key inputs, changes in mine plans and other factors, the impact of the novel coronavirus (COVID-19), such as project execution delays, and potential impact on key personnel and their availability many of which are beyond the control of the Company, as well as other risks and uncertainties which are more fully described in the Company's Annual Information Form dated March 9, 2020 and in other filings of the Company with securities and regulatory authorities which are available on SEDAR at www.sedar.com. The Company does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell the Company securities. All references to the Company include its subsidiaries unless the context requires otherwise.
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